UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

February 11, 2026

La Rosa Holdings Corp.

(Exact name of registrant as specified in its charter)

Nevada	001-41588	87-1641189
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1420 Celebration Blvd., 2nd Floor
Celebration, Florida	34747
(Address of principal executive offices)	(Zip Code)

(321) 250-1799

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	LRHC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 11, 2026, La Rosa Holdings Corp., a Nevada corporation (the “Company”), entered into and closed the transaction (the “Transaction”) provided for under a Membership Interest Purchase Agreement (the “Purchase Agreement”) and a Settlement Agreement (the “Settlement Agreement”, and together with the Purchase Agreement, the “Agreements”) by and among the Company, Joseph La Rosa, the Chief Executive Officer of the Company, the selling member (the “Seller”) of La Rosa Realty Lakeland LLC, a Florida limited liability company (“Lakeland”), and Lakeland.

Pursuant to the Agreements, the Company acquired from the Seller all of his 49% membership interest in Lakeland for aggregate cash consideration of $350,000 (the “Purchase Price”), consisting of (i) an initial payment of $150,000 payable within ten (10) days following the closing, and (ii) installment payments totaling $200,000, payable in twelve (12) equal monthly installments of $16,666.67 commencing on March 1, 2026. As a result of the closing of the Transaction, Lakeland became a wholly owned subsidiary of the Company.

The Agreements contain customary representations, warranties, covenants and mutual releases.

In addition, under the Settlement Agreement, the Seller agreed not to sell more than 5,000 shares of the Company’s common stock per calendar month prior to the earlier of (i) receipt by the Seller of the full Purchase Price, and (ii) such date as the Company’s common stock has a closing price of $5.00 or more for twenty (20) consecutive trading days, as reported by the Nasdaq Stock Market.

As part of the closing of the Transaction, on February 11, 2026, the Company and the Seller also entered into a Pledge Agreement (the “Pledge Agreement”) pursuant to which, as a security for the unpaid portion of the Purchase Price, the Company granted the Seller a perfected, first-priority security interest in a non-voting 28% economic membership interest in Lakeland.

The foregoing descriptions of the Purchase Agreement, Settlement Agreement, and Pledge Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 10.1, 10.2, 10.3 hereto, respectively, and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

To the extent required by Item 2.03 of Form 8-K, the information contained in Item 1.01 of this Current Report is incorporated herein by reference.

Item 8.01 Other Events.

On February 18, 2026, the Company issued a press release with respect to the Transaction described above. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The disclosure under Item 8.01, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information provided herein shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1#	Membership Interest Purchase Agreement by and among La Rosa Holdings Corp., the Seller, and La Rosa Realty Lakeland LLC, dated February 11, 2026
10.2#	Settlement Agreement by and among La Rosa Holdings Corp., Joseph La Rosa and the Seller, dated February 11, 2026
10.3	Pledge Agreement by and between La Rosa Holdings Corp. and the Seller, dated as of February 11, 2026
99.1	Press release of La Rosa Holdings Corp., as of February 18, 2026.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

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Schedules and similar attachments have been omitted pursuant to Regulation S-K Item 601(a)(5).

The Company agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2026	LA ROSA HOLDINGS CORP.

	By:	/s/ Joseph La Rosa
	Name:	Joseph La Rosa
	Title:	Chief Executive Officer

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